June 14, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Green Energy Live, Inc.
Amendment No. 1 to Information Statement of Schedule 14C
Filed on: June 9, 2010
File No. : 000-53216

Dear Mr. Ganem:

We represent Green Energy Live, Inc. (“Green Energy” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 11, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 1 to the Information Statement on Schedule 14C filed (the “Information Statement”) on June 9, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note your response to comment two in our letter dated June 4, 2010.  In accordance with Note D.2 of Schedule 14A, please revise your information statement to indicate that you will provide shareholders with a copy of any and all information that has been incorporated by reference into your information statement “by first class mail or other equally prompt means within one business day of receipt of such request.”  See Item 1 of Schedule 14C.

Answer:
This section has been revised to disclose that the Company will provide shareholders with a copy of any and all information that has been incorporated by reference into your information statement “by first class mail or other equally prompt means within one business day of receipt of such request.”

2.	We note your response to comment one in our letter dated June 4, 2010, and have the following comments:

●	Revise your disclosure to clarify how increasing the number of your outstanding common and preferred shares would decrease the likelihood of a shareholder being able to sell his/her shares.

Answer:	This disclosure has been revised since increasing the number of outstanding common and preferred shares would not decrease the likelihood of a shareholder being able to sell his/her shares.

●	Under the heading regarding the increase in your authorized preferred shares, provide the disclosure requested by this comment and comment one in our letter dated June 4, 2010.

Answer:	This section has been revised to provide this disclosure regarding the authorized preferred shares.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       Gregg E. Jaclin